THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 4, 2013

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Cardinal Energy Group, Inc. (formerly Koko Ltd.)
Form 8-K
Filed October 4, 2012
File 0-53923

Dear Ms. Parker:

In response to your letter of comments dated March 1, 2013, please be advised as follows:

Exhibits

1.         No Disclosure Schedules or exhibits or any other attachments were part of the Exchange Agreement filed as Exhibit 10.4.  The disclosure of this was included in the Exhibit section (Exhibit 10.4) of the Form 8-K amendment after speaking with Alexandra Ledbetter, Mr. Lucas's predecessor.  Again, to be perfectly clear, while the agreement refers to Schedules, no schedules or exhibits or attachments of any kind were appended to the Exchange Agreement.  The Exchange Agreement has no Disclosure Schedules.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Cardinal Energy Group, Inc.